EXHIBIT 11.1
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
For the Year Ended December 31, 2005

1.	Net income	$276,055,000
2.	Total weighted average common shares outstanding-basic	567,789,397
3.	Basic earnings per share	$0.49
4.	Total weighted average common shares outstanding-diluted	581,063,426
5.	Diluted earnings per share	$0.48